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                             September 15, 2023

       Daniel Shugar
       Chief Executive Officer
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, CA 94555

                                                        Re: Nextracker Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted September
8, 2023
                                                            CIK No. 0001852131

       Dear Daniel Shugar:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Sharon Flanagan